

Mail Stop 3561

April 23, 2009

Jonathan W.L. So
Chief Executive Officer
China Shoe Holdings, Inc.
488 Wai Qingsong Road,
Waigang, Jiading District, Shanghai
People's Republic of China 201800

Re: China Shoe Holdings, Inc.
Item 4.01 Form 8-K
Filed April 7, 2009
Response Letter dated April 22, 2009
File No. 333-139910

Dear Mr. So:

We have reviewed your April 22, 2009 correspondence and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to prior comment one. We note that the name of the independent auditor on your accountant's reports is Zhong Yi (Hong Kong) C.P.A. Company Limited (Zhong Yi). While we see that the accounting firm, ZYCPA Company Limited (ZYCPA) is registered with the Public Company Accounting Oversight Board (PCAOB), we are not able to find that the firm's name, Zhong Yi changed its name to ZYCPA with the PCAOB at their website (updated as of April 1, 2009). Please have your auditors explain to us the facts and circumstances behind the firm's name change and advise us whether the firm's name change was effectuated pursuant to any material change in ownership (i g., change in legal entity, acquisition or merger of two firms or one of the firms legally ceases to exist or practice public accounting with respect to public companies). Please tell us why the reporting requirement under Item 4.01 of Form 8-K do not impact you.

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Please respond to these comments within five business days or tell us when you will provide us with a response. You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Richard A. Friedman, Esq.
          Jonathan R. Shechter, Esq.
          Sichenzia Ross Friedman Ference LLP
          Via facsimile: (212) 930-9725